TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

Leader Short-Term Bond Fund

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 28th day of January, 2008, by and between Trust for Professional Managers, (the “Trust”), on behalf of the Leader Short-Term Bond Fund (the “Fund”), a series of the Trust, and the Investment Advisor of the Fund, Leader Capital Corp. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 18th day of January, 2007, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement and other expenses described in the Investment Advisory Agreement, but does not include any 12b-1 or shareholder servicing fees, front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall be effective for the period from January 18, 2007 to February 28, 2009.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board of Trustees”), on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS	LEADER CAPITAL CORP.
on behalf of
Leader Short-Term Bond Fund

By: /s/ Joseph C. Neuberger	By: /s/ John Lekas
Name: Joseph C. Neuberger	Name: John Lekas
Title: President	Title: President

Appendix A

Leader Short-Term Bond Fund Operating Expense Limit (as a percentage of annual net assets)
January 18, 2007 through June 30, 2007	1.15%
July 1, 2007 through February 28, 2009	1.35%